Exhibit 99.37

The name of each member of PS Holdco GP Managing Member, LLC is set forth below.

The business address of each person listed below is c/o PS Holdco GP Managing Member, LLC, 787 Eleventh Avenue, 9th Floor, New York, New York 10019.

Each person is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below.

NAME	PRESENT PRINCIPAL OCCUPATION
William A. Ackman	Chief Executive Officer of Pershing Square Capital Management, L.P.
Ryan Israel	Chief Investment Officer of Pershing Square Capital Management, L.P.
Ben Hakim	President of Pershing Square Capital Management, L.P.
Michael Gonnella	Chief Financial Officer of Pershing Square Capital Management, L.P.
Halit Coussin	Chief Legal Officer of Pershing Square Capital Management, L.P.
Anthony Massaro	Member of Investment Team of Pershing Square Capital Management, L.P.